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16012019

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FEB 29 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR SECURITIES LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON, NEW JERSEY 08540
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER ALAN GILMORE 609-924-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGUIGAN TOMBS & COMPANY PC CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34 BUILDING D MANASQUAN NJ 08736
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WALTER ALAN GILMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR SECURITIES LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

MICHELLE GRIFFITH
Notary Public
State of New Jersey
My Commission Expires Nov. 18, 2016
I.D.# 2414722

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KR Securities, LLC

We have audited the accompanying statement of financial condition of KR Securities, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of KR Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included on pages 12 and 13, has been subjected to audit procedures performed in conjunction with the audit of KR Securities, LLC's financial statements. The supplemental information is the responsibility of KR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information included on pages 12 and 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$ 19,959
Receivable from brokers and dealers	111,080
Total assets	$ 131,039

MEMBER'S EQUITY

Member's equity	131,039
Total member's equity	$ 131,039

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF OPERATIONS

For the Year ended December 31, 2015

Revenue	
Principal transactions	$ 28,528
Commissions	34,875
Distribution service fee	22
Total revenues	63,425
Expenses	
Administrative services	17,500
Clearance and commission fees	33,497
Insurance expense	1,622
Dues and subscriptions	7,023
Other operating expense	299
Total expenses	59,941
Net Income	$ 3,484

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year ended December 31, 2015

Member's equity, beginning of year	$ 77,555
Member's addition	50,000
Net Income	3,484
Member's equity, end of year	$ 131,039

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2015

Cash flows used by operating activities	
Net Income	$ 3,484
Adjustments to reconcile net income to net cash used by operating activities	
Receivable from brokers and dealers	(45,443)
Net cash used by operating activities	(41,959)
Net cash provided by financing activities	
Members' Addition	50,000
Net increase in cash and cash equivalents	8,041
Cash and cash equivalents as of beginning of year	11,918
Cash and cash equivalents as of end of year	$ 19,959

See accompanying notes to financial statements

KR Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with JP Morgan Clearing Corp ("JP Morgan") whereby JP Morgan clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of JP Morgan. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Income Taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements. The Company is no longer subject to income tax examination by the U.S. federal, state and locale tax authorities for years before 2011.

Subsequent events

FASB ASC 855 requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date of the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 23, 2016, no disclosure is necessary.

NOTE 2 - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2015, the Company was allocated administrative expenses of $17,500 from the Parent.

NOTE 3 - NET CAPITAL REQUIREMENTS

At December 31, 2015, the Company had net capital of $125,974 which was $120,974 in excess of its required net capital of $5,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE 4 - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2015.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Net capital	
Member's equity	$ 131,039
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	126,039
Haircuts on securities positions	65
Net capital	$125,974
Aggregate indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 120,974

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

KR Securities, LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KR Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which KR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and KR Securities, LLC stated that KR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

KR Securities, LLC

Exemption Report

December 31, 2015

KR Securities, LLC claims an exemption from Rule 240.15a5c3-3 based on provision (k) (2) (iii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2015) without exception.

I, Richard A Ruderman swear (or affirm) that the aforementioned statements are true.

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC

1,2(B) Mr. Richard Ruderman
KR Securities, LLC
600 Pretty Brook Road
Princeton, NJ 08540

2(B) Securities and Exchange Commission
Office of Filing and Information Systems
Attention: Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, D.C. 20549 — 202-551-6551

1(B) Securities and Exchange Commission
George S. Canellos, Regional Director
3 World Financial Center, Suite 400
New York, N.Y. 10281 — 212-336-1100

1(B) Securities Investor Protection Corporation
805 15th Street, N.W.
Suite 800
Washington, DC 2005-2215

1(B)

1(B) New York Bureau of Investment
Protection and Securities
120 Broadway, 23rd Floor
New York, New York 10271

NOT REQUIRED TO FILE

1(B) State of New Jersey
Bureau of Securities
Gibraltar Building
153 Halsey Street, 6th Floor
Newark, N.J. 07102

NOT REQUIRED TO FILE

1(B) State of Florida
Department of Financial Services
200 East Gaines Street
Tallahassee, FL 32399-0375

NOT REQUIRED TO FILE

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

KR SECURITIES, LLC

December 31, 2015

1(B) NY Office
1(B) Regional
2(U) Workpapers

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2015

(With Independent Auditors' Report Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
Subparagraph (e) (3) of Rule 17a-5